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                                           Rule 424(b)(2) Registration Statement
                                                                   No. 333-55853
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                                   PROSPECTUS
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                          VERITAS SOFTWARE CORPORATION

                        8,158,300 SHARES OF COMMON STOCK
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This Prospectus relates to certain shares (the "Shares") of Common Stock, $0.001 par value of the Company ("Common Stock") of VERITAS Software Corporation (the "Company") under the Securities Act of 1933, as amended (the "Securities Act"), held by certain persons named in the Prospectus. The Company will not receive any of the proceeds from the sale of the Shares.

In January 1997, VERITAS Software Corporation, a Delaware corporation ("VERITAS Delaware"), and VERITAS Software Corporation, a California corporation ("VERITAS California"), entered into an Agreement and Plan of Reorganization with OpenVision Technologies, Inc., a Delaware corporation ("OpenVision"). This agreement provided for the merger (the "Merger") of a wholly-owned subsidiary of VERITAS Delaware with and into OpenVision and the merger (the "Reincorporation") of another wholly-owned subsidiary of VERITAS Delaware with and into VERITAS California, thereby resulting in VERITAS California and OpenVision becoming wholly-owned subsidiaries of VERITAS Delaware. The Merger and the Reincorporation became effective on April 25, 1997. All of the Shares were issued by the Company to Warburg, Pincus Investors, L.P. ("Warburg") in connection with the Merger. The shares of Common Stock offered by Warburg, any limited partners of Warburg that may receive Shares upon a partnership distribution from Warburg or their respective transferees, pledgees, donees or other successors in interest (collectively, the "Selling Stockholders") hereby represent approximately 17.4 percent of the Company's Common Stock outstanding as of April 30, 1998. See "Selling Stockholders" for information with respect to the Shares held by the Selling Stockholders.

All of the shares of Common Stock offered hereby are being sold by the Selling Stockholders named herein under "Selling Stockholders." Such shares are being offered on a continuous basis pursuant to Rule 415 under the Securities Act. No underwriting discounts, commissions or expenses are payable or applicable in connection with the sale of such shares by the Selling Stockholders. The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "VRTS." The Shares offered hereby will be sold from time to time at then prevailing market prices, at prices relating to market prices or at negotiated prices. On June 4, 1998, the closing price of the Common Stock on the Nasdaq National Market was $35.75 per share.

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         THE COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.

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INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


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                  THE DATE OF THIS PROSPECTUS IS JUNE 9, 1998.


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                                                          TABLE OF CONTENTS

Available Information......................................3
Documents Incorporated by Reference........................4
Summary....................................................5
The Company................................................5
Risk Factors...............................................7
Ratio of Earnings to Fixed Charges.........................17
Use of Proceeds............................................17
Dividend Policy............................................17
Description of Capital Stock...............................18
Selling Stockholders.......................................20
Plan of Distribution.......................................24
Legal Matters..............................................25
Experts....................................................25


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                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Shares and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements, and other information that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system. This Web site can be accessed at http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market and reports, proxy statements and other information concerning the Company also may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

        The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, or further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

        The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies should be directed to Kenneth E. Lonchar, VERITAS Software Corporation, 1600 Plymouth Street, Mountain View, CA 94043,
Phone: (650) 335-8000.

        No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information herein is correct as of any date subsequent to the dates as of which information is given in this Prospectus.


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                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents previously filed with the Commission are incorporated herein by reference into this Prospectus:

(1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

(2) Amendment No. 1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

(3) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998.

(4) The description of the Company's capital stock contained in the Company's Registration Statement on Form 8-B filed on May 12, 1997.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act following the date of this Prospectus and prior to the termination of the offering contemplated hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus and the Registration Statement of which it is a part.


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                                     SUMMARY

        The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, included or incorporated by reference in this Prospectus.

                                   THE COMPANY

        VERITAS is the leading independent supplier of enterprise data storage management solutions, providing advanced storage management software for open system environments. The Company's products provide performance improvement and reliability enhancement features that are critical for many commercial applications. These products enable protection against data loss and file corruption, rapid recovery after disk or system failure, the ability to process large files efficiently and the ability to manage and back-up large networks of systems without interrupting users. In addition, the Company's products provide an automated failover between computer systems organized in clusters sharing disk resources. The Company's highly scalable products can be used independently, and certain products can be combined to provide interoperable client/server storage management solutions. The Company's products offer centralized administration with a high degree of automation, enabling customers to manage complex, distributed environments cost-effectively by increasing system administrator productivity and system availability. The Company also provides a comprehensive range of services to assist customers in planning and implementing storage management solutions. The Company markets its products and associated services to original equipment manufacturer ("OEM") and end-user customers through a combination of direct and indirect sales channels (resellers, value-added resellers ("VARs"), hardware distributors, application software vendors and systems integrators). The Company's OEM customers include Digital Equipment Corporation ("DEC"), Hewlett-Packard Company ("HP"), Sun Microsystems, Inc. ("Sun Microsystems"), Microsoft Corporation ("Microsoft"), Sequent Computer Systems, Inc. and Compaq Computer Corporation. The Company's end-user customers include AT&T Corporation, Bank of America, BMW, Boeing Company, British Telecommunications plc, Chrysler Corporation and Motorola, Inc.

        In January 1997, VERITAS Delaware, and VERITAS California, entered into an Agreement and Plan of Reorganization with OpenVision, a publicly-held company that provided storage management applications and services for client/server computing environments. This agreement provided for the Merger of a wholly-owned subsidiary of VERITAS Delaware with and into OpenVision and the Reincorporation of another wholly-owned subsidiary of VERITAS Delaware with and into VERITAS California, thereby resulting in VERITAS California and OpenVision becoming wholly-owned subsidiaries of VERITAS Delaware. The Merger and the Reincorporation became effective on April 25, 1997. Approximately 14.7 million shares of Common Stock were issued in the Merger, and the Company has reserved approximately 2.1 million shares of Common Stock for issuance pursuant to the assumption of outstanding options, warrants and rights to purchase OpenVision Common Stock. As used in this Prospectus, unless otherwise indicated, "VERITAS" and "the Company" refer to VERITAS Delaware together with its subsidiaries.


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                                  RISK FACTORS

        This Prospectus contains or incorporates by reference forward-looking statements that involve risks and uncertainties. The statements contained or incorporated by reference in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and all forward-looking statements in documents incorporated by reference are based on information available to the Company as of the date of such documents. The Company assumes no obligation to update any such forward-looking statements. There are certain important factors that could cause actual results to differ materially from those projected in the forward-looking statements, including those set forth in the following risk factors and elsewhere in this Prospectus. In evaluating the Company's business, prospective investors should consider carefully the following factors in addition to the other information set forth in this Prospectus.

        Management of Growth; Dependence on Key Personnel. The Company increased significantly in size as a result of the Merger, has continued to grow since that time and expects to continue to experience periods of significant growth in the future. The Company's agreements with key OEMs such as Sun Microsystems, HP and Microsoft require the hiring of additional engineering, sales and support personnel, and the commitment of significant staffing to the performance of the Company's obligations under such agreements. Such growth is likely to strain the Company's management control systems and resources (including decision support, accounting, e-mail and management information systems). With future growth, the Company will be required to continue to improve its financial and management controls, reporting systems and procedures on a timely basis, to expand, train and manage its employee work force and to secure additional facilities when and if needed. There can be no assurance that the Company will be able to manage such growth effectively. Any failure to do so could have a material adverse effect on its business, operating results and financial condition. Competition for qualified sales, technical and other personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain additional highly qualified employees in the future. If the Company is unable to hire and retain such personnel, particularly those in key positions, its business, operating results and financial condition would be materially and adversely affected. The Company's future success also depends in significant part upon the continued service of its key technical, sales and senior management personnel. The loss of the services of one or more of these key employees could have a material adverse effect on its business, operating results and financial condition. Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive and can result in departures of other existing personnel, which could have a material adverse effect on the Company's business, operating results and financial condition.

        New Distribution Channels. A significant portion of the Company's net revenues are derived from user license fees received from computer OEMs that incorporate the Company's storage management software products into their operating systems. The Company has no control over the shipping dates or volumes of systems shipped by its OEM customers, and there can be no assurance that any OEMs will ship operating systems incorporating the Company's products in the future. Furthermore, the Company's license agreements with its OEM customers generally do not require the OEMs to recommend or offer the Company's products exclusively, have no minimum sales requirements and may be terminated by the OEMs without cause.

        To enhance the worldwide marketing and distribution of its products, the Company has established strategic relationships with hardware manufacturers including Hewlett-Packard and Sun Microsystems, operating system vendors including Microsoft, and disk and tape subsystem vendors including Exabyte. The Company seeks to leverage its strategic relationships with these and other OEM customers to seed the market with its products and to encourage OEMs and other resellers to sell add-on VERITAS products to small and medium-sized accounts and to departments within large organizations. The Company's strategic relationships with HP, Sun Microsystems and Microsoft reflect a strategy for OEM product distribution involving the bundling by OEMs of certain functional subsets or "lite" versions of the Company's products with OEM computer systems, cooperative direct selling of full versions of such products by the Company and the OEMs, and the direct sale by the Company of added value products to the OEM installed base of customers. There can be no assurance that the Company will be able to deliver its products to such OEMs in a timely manner despite the dedication of significant engineering and other


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resources to the development of such products. Any such failure could result in the Company having expended significant resources with little or no return on its investment, which could have a material adverse effect on the Company's business, operating results and financial condition. There can further be no assurance that this distribution strategy will achieve the desired propagation of the Company's technology in the market place, or result in sufficient revenues to the OEMs to induce OEMs to actively market the Company's products to their customers, which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the simultaneous sales efforts of such OEMs and the Company will not create certain channel conflicts. Furthermore, failure of the Company to timely develop and achieve market acceptance of new products for sale to the OEM installed customer base could lead to a significant loss of potential revenue to the Company.

        In August 1996, the Company entered into a Development and License Agreement with Microsoft pursuant to which the Company agreed to develop a functional subset of the VERITAS Volume Manager product to be ported to and embedded in the Windows NT operating system ("Windows NT"). In connection with the Company's agreement with Microsoft, there can be no assurance that Microsoft will use the Company's products in any future version of Windows NT, nor that the Company will realize any expected benefits even if such products are used in any future version of Windows NT. If the Company's products are not available in a timely fashion, if Microsoft does not use these products in Windows NT, or if the Company does not receive any benefits for the use of its products in Windows NT, the Company's business, operating results and financial condition could be materially adversely affected. If the release by Microsoft of Windows NT 5.0 is significantly delayed, and/or the rate of adoption of Windows NT 5.0 by users is slow, the Company will not be in a position to market add-on products to the Windows NT installed customer base, thereby resulting in possible delays in, or loss of, revenue to the Company. Moreover, the Company would have lost certain opportunities as a result of the diversion of resources to this project. Under this agreement, Microsoft is also permitted to develop enhancements to and derivative products from the Company's products that are embedded in certain Windows NT releases, and would retain ownership of any such enhancements or derivative products. There can be no assurance that Microsoft will not develop any such enhancements or derivative products and, as a result, compete with the Company in this area. See "-- Uncertainty in Porting Products to New Operating Systems and Expansion into Windows NT Market."

        In recent years, the Company has made significant investments in the establishment of other distribution channels. Efforts by the Company in this area include: (i) the introduction of shrink wrap packages of certain VERITAS storage management software products for multiple platforms; (ii) the distribution of end-user products for the Sun Microsystems' Solaris operating system; (iii) the acquisition of Tidalwave Technologies, Inc. ("Tidalwave") in April 1995, as a result of which the Company began distributing the VERITAS FirstWatch end-user products; and (iv) the Merger with OpenVision which provided an established and significant direct sales channel to the Company.

        As a result of the Merger, the Company's direct sales force is marketing and selling the Company's products in competition with indirect sellers of its products, such as OEMs and resellers, which could adversely affect the Company's relations with such indirect sellers and result in such sellers being less willing to market the Company's products aggressively. There can be no assurance that such sales and marketing efforts by the Company's direct sales force will not result in a decline in indirect sales as a result of actual or potential competition between the Company's direct sales force and such indirect sellers, or that such efforts will not have a material adverse effect on the Company's business, operating results and financial condition. In addition, any such decline in indirect sales may require the Company to accelerate investments for expansion into alternative distribution channels, and no assurance can be given that the Company will have sufficient resources to devote to such other channels.

        Fluctuating Operating Results. The Company's operating results have fluctuated in the past, and may fluctuate significantly in the future depending on a number of factors. Factors that have resulted in fluctuations in operating results include: (i) the timing and level of sales by the Company's OEM licensees of computer systems incorporating the Company's storage management products; (ii) a significant increase in dependence upon non-OEM distribution channels, which tend to be more unpredictable than OEM channels; (iii) timing of lump sum payments for source code license fees; (iv) achievement of porting milestones; and (v) financial expenses for


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investment in new products and distribution channels, including the hiring of additional sales and marketing personnel and outlay of promotional expenses.

        In addition to the factors described above, factors that may contribute to future fluctuations in quarterly operating results include, but are not limited to: (i) development and introduction of new operating systems that require additional development efforts; (ii) introduction or enhancement of products by the Company or its competitors; (iii) changes in pricing policies of the Company or its competitors; (vi) increased competition; (v) technological changes in computer systems and environments; (vi) the ability of the Company to develop, introduce and market new products in a timely manner; (vii) quality control of products sold; (viii) market readiness to deploy storage management products for distributed computing environments; (ix) market acceptance of new products and product enhancements; (x) customer order deferrals in anticipation of new products and product enhancements; (xi) the Company's success in expanding its sales and marketing programs; (xii) personnel changes; (xiii) foreign currency exchange rates; (xiv) mix of products sold; (xv) acquisition costs; (xvi) the size and timing of orders; (xvii) seasonality of revenue; and (xviii) general economic conditions.

        The Company's operating results are highly sensitive to the timing of larger orders. Orders typically range from a few thousand dollars to several hundred thousand dollars. Revenue is difficult to forecast because the client/server systems management software market is an emerging market that is highly fragmented and subject to rapid change. The sale of the Company's products also typically involves a significant technical evaluation and commitment of capital and other resources, with the delays frequently associated with customers' internal procedures, including delays to approve large capital expenditures, to engineer deployment of new technologies within their networks, and to test and accept new technologies that affect key operations. For these and other reasons, the sales cycle associated with the Company's products is typically lengthy, generally lasting three to nine months, is subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, that are beyond the Company's control, and varies substantially from transaction to transaction. Because of the lengthy sales cycle and the large size of certain transactions, if orders forecasted for a specific transaction for a particular quarter are not realized in that quarter, the Company's operating results for that quarter could be materially adversely affected.

        The Company's future revenue will be difficult to predict, and the Company has, in the past, failed to achieve its revenue expectations for certain periods. Because the Company generally ships software products within a short period after receipt of an order, it typically does not have a material backlog of unfilled orders, and revenue in any quarter is substantially dependent on orders booked and shipped in that quarter. In addition, the Company typically recognizes a significant portion of its direct sales license revenue in the last two weeks of a quarter. The Company's expense levels are based, in part, on its expectations as to future revenue and to a large extent are fixed in the short term. The Company will not be able to adjust expenses in the short term to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenue in relation to the Company's expectations or any material delay of customer orders would have an immediate adverse effect on its business, operating results and financial condition. As a result of all of the foregoing factors, the Company believes that period-to-period comparisons of the Company's results of operations are not and will not necessarily be meaningful and should not be relied upon as any indication of future performance. Furthermore, it is possible that in future quarters the Company's operating results may not meet or exceed the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would be materially adversely affected.

        Increasing Product Concentration; Dependence on Growth of Storage Management Software Market. A substantial majority of the Company's revenues have been, and in future periods will be, derived from storage management products. Storage management products accounted for 89%, 79% and 74% of the Company's license revenue in 1997, 1996 and 1995, respectively. The Company expects that storage management products will continue to account for a substantial majority of the Company's revenues in future periods as a result of its strategic decision to devote greater financial and other resources to selling, servicing and supporting its storage management products. The allocation of greater levels of sales, service and support resources to such products could adversely affect the Company's ability to continue enhancing and supporting its other product lines. Any failure by the Company to enhance and support its other product lines could result in adverse customer reactions and the loss of an existing revenue base, and could have a material adverse effect on the Company's business, operating results and financial condition.


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        The Company's future financial performance will depend in large part on continued growth in the number of companies adopting storage management solutions for their client/server computing environments. There can be no assurance that the market for storage management software and services will continue to grow. If the storage management software and services market fails to grow or grows more slowly than the Company currently anticipates, or in the event of a decline in unit price or demand for the Company's storage management products, as a result of competition, technological change or other factors, the Company's business, operating results and financial condition would be materially and adversely affected. The Company's financial performance may, in the future, experience substantial fluctuations as a consequence of such industry patterns, general economic conditions affecting the timing of orders, and other factors affecting capital spending. There can be no assurance that such factors will not have a material adverse effect on the Company's business, operating results and financial condition.

        Inability to Integrate Current and Future Products and Technologies. Following the Merger, the Company commenced integration of selected products and technologies to enhance storage management functionality and the integration of products throughout its entire product line through the availability of common services. The Company's success is dependent in significant part on the Company's ability to integrate its products as planned and the resultant products achieving market acceptance by end users, resellers and OEMs. No assurance can be given that the Company will successfully integrate its products as planned. If the Company is unable to develop and introduce new integrated products and technologies, or enhancements to existing products, in a timely manner, its business, operating results and financial condition would be materially and adversely affected.

        Uncertainty in Porting Products to New Operating Systems and Expansion into Windows NT Market. Certain of the Company's products operate primarily on certain versions of the UNIX operating system. Product development activities are being directed towards developing new products for the UNIX operating system, developing enhancements to the Company's current products and porting new products and enhancements to other versions of the UNIX operating system. The Company has also made and intends to continue to make substantial investments in porting its products to new operating systems, including Windows NT, and the Company's future success will depend on its ability to successfully accomplish such ports. In addition, the Company's Windows NT product development efforts may be dependent on product development funding received from third parties. If such funding is delayed or not ultimately received, the Company's Windows NT development efforts could be delayed, which could adversely affect the Company's business, operating results and financial condition.

        The process of porting existing products and product enhancements to, and developing new products for, new operating systems requires a substantial capital investment, the devotion of substantial employee resources and the cooperation of the owners of the operating systems to which the products are being ported or developed. For example, the added focus on porting and development work for the Windows NT market has required, and will require, the Company to hire additional personnel with expertise in the Windows NT environment and to devote its engineering resources to these projects. The diversion of engineering personnel to this area may cause delays in other product development efforts of the Company. Furthermore, operating system owners have no obligation to assist in these porting or development efforts, and may instead choose to enter into agreements with other third-party software developers or internally develop their own products. In particular, the failure to receive a source code license to certain portions of the operating system, either from the operating system owner or a licensee thereof, would prevent the Company from porting its products to or developing products for such operating system. There can be no assurance that the Company's current or future porting efforts will be successful or, even if successful, that the operating system to which the Company elects to port, or for which it elects to develop products, will achieve or maintain market acceptance. The failure of the Company to port its products to new operating systems or to select those operating systems that achieve and maintain market acceptance could have a material adverse effect on the Company's business, operating results and financial condition.

        The Company's agreement with Microsoft requires the Company to develop a functional subset of the VERITAS Volume Manager product to be ported to and embedded in Windows NT. The agreement also requires the Company to develop a disk management graphical user interface designed specifically for Windows NT. Microsoft is obligated to fund a significant portion of the development expenses for this product. The Company is currently recognizing revenue under the development contract with Microsoft on a percentage of completion basis consistent with its policy for revenue recognition for other similar agreements. The payment terms in the Microsoft agreement do not directly correlate to the timing of development efforts and therefore revenue of $2.2 million has


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been recognized in advance of payment as of December 31, 1997. The failure of the Company to complete the product in sufficient time for inclusion in Windows NT 5.0 may result in a significant delay of the product being embedded in Windows NT, and could ultimately result in Microsoft electing to omit the Company's product from Windows NT altogether, which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Microsoft relationship will require the Company's marketing and sales departments to deal in higher volume markets and will require the Company to service the growing needs of the Windows NT channel and customer base. The Company's experience in these higher volume markets is limited. See "-- New Distribution Channels."

        Intense Competition. The markets in which the Company competes are intensely competitive and rapidly changing. The Company's principal competition in the storage management market consists of internal development groups of current and prospective OEM customers, which have the resources and capability to develop their own storage management solutions. Among the OEMs which have included storage management capabilities in their operating systems are Sun Microsystems for its Solaris system, DEC for its Digital UNIX system, HP for its HP-UX system and Microsoft for Windows NT. The Company also encounters competition from other third party software vendors and hardware companies offering products that incorporate certain of the features provided by the Company's products, and from disk controller and disk subsystem manufacturers which have included or may include similar features.

        As a result of the Merger and the associated higher visibility of the Company in certain markets, the Company faces new competitors and new competitive factors. In particular, the Company's new competitors include: (i) hardware and software vendors that offer a management platform or framework to support vendor-created and third-party systems management applications; (ii) vendors that provide systems management software for the mainframe environment who are migrating their products to the client/server environment; (iii) vendors that provide "point" products that address specific problems and offer specific functionality; and (iv) vendors that provide integrated and interoperable solutions. Specific companies that the Company has encountered or expects to encounter as competitors include the Cheyenne division of Computer Associates International, Inc. ("Computer Associates"), EMC Corporation, the ADSTAR Distributed Storage Manager division of International Business Machines Corporation ("IBM") and Legato Systems, Inc. Many such competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger installed customer base, than the Company. The Company expects that the market for storage management software, which historically has been large and fragmented, will become more consolidated with larger companies being better positioned to compete in such an environment in the long term. As the open systems management software market develops, a number of companies with greater resources than the Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors or business partners of the Company. For example, in 1996, IBM purchased Tivoli Systems, Inc. ("Tivoli") and Computer Associates purchased Cheyenne Software, Inc. ("Cheyenne"); both Tivoli and Cheyenne are competitors of the Company.

        The Company's success will depend significantly on its ability to adapt to these competing forces, to develop more advanced products more rapidly and less expensively than its competitors, and to educate potential customers as to the benefits of licensing the Company's products rather than developing their own products. The Company's future and existing competitors could introduce products with superior features, scalability and functionality at lower prices than the Company's products and could also bundle existing or new products with other more established products in order to compete with the Company. In addition, because there are relatively low barriers to entry for the software market, the Company expects additional competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would result in the Company's business, operating results and financial condition being materially and adversely affected.

        Rapid Technological Change and Requirement for Frequent Product Transitions. The market for the Company's products is intensely competitive, highly fragmented and characterized by rapid technological developments, evolving industry standards and rapid changes in customer requirements. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render the Company's existing products obsolete and unmarketable. As a result, the Company's success depends upon its ability to continue to enhance existing products, respond to changing customer requirements and develop and introduce in a timely manner new products that achieve market acceptance and keep pace with technological developments and emerging industry standards. Customer requirements include, but are not limited to, product operability and support across distributed and changing heterogeneous hardware platforms, operating systems, relational databases and networks. For example, as the Company's customers start to utilize Windows NT or other emerging operating platforms, it will become necessary for the Company to enhance its products to operate on such platforms in order to meet these customers' requirements. There can be no assurance that the Company's products will achieve market acceptance or will adequately address the changing needs of the marketplace or that the Company will be successful in developing and marketing enhancements to its existing products, or new products incorporating new technology, on a timely basis. The Company has in the past experienced delays in product development, and there can be no assurance that the Company will not experience further delays in connection with its current product development or future development activities. There can be no assurance that the Company will have the resources necessary to perform its obligations under its development agreements in a timely and efficient manner or that its development efforts will be successful. If the Company is unable to develop and introduce new products or enhancements to existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition will be materially and adversely affected. Because the Company has limited resources, it must restrict its product development efforts to a relatively small number of products and operating systems. There can be no assurance that these efforts will be successful or, even if successful, that any resulting product or operating system will achieve market acceptance.

        Significant Leverage; Debt Service. In connection with the sale of certain promissory notes on October 1, 1997 (the "Notes"), the Company incurred $100 million aggregate principal amount of indebtedness which resulted in a ratio of long-term debt to total capitalization at December 31, 1997 of approximately 49.2%. As a result of this additional indebtedness, the Company's principal and interest payment obligations will increase substantially. The degree to which the Company will be leveraged could materially and adversely affect the Company's ability to obtain financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service obligations will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

        The Company will require substantial amounts of cash to fund scheduled payments of principal and interest on its indebtedness, including the Notes, future capital expenditures and any increased working capital requirements. If the Company is unable to meet its cash requirements out of cash flow from operations, there can be no assurance that it will be able to obtain alternative financing. In the absence of such financing, the Company's ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or increased working capital requirements may be adversely affected. If the Company does not generate sufficient increases in cash flow from operations to repay the Notes at maturity, it could attempt to refinance the Notes; however, no assurance can be given that such a refinancing would be available on terms acceptable to the Company, if at all. Any failure by the Company to satisfy its obligations with respect to the Notes at maturity (with respect to payments of principal) or prior thereto (with respect to payments of interest or required repurchases) would constitute a default under the Notes and could cause a default under agreements governing other indebtedness, if any, of the Company.

        Dependence on Proprietary Technology; Risks of Infringement. The Company's success depends upon its proprietary technology. The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect its proprietary rights. The Company presently has no patents although it has filed several patent applications. As part of its confidentiality procedures, the Company generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and license agreements with respect to its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of the Company's products is difficult and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In selling its products, the Company relies in part on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, effective protection of intellectual property rights is unavailable or limited in certain foreign countries. There can be no assurance that the Company's protection of its proprietary rights, including any patent that may be issued, will be adequate or that the Company's competitors will not independently develop similar technology, duplicate the Company's products or design around any patents issued to the Company or its other intellectual property rights.

        The Company is not aware that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Company with respect to current or future products. The Company expects that software product developers will increasingly be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in the industry segment overlaps. Any such claims, with or without merit, could result in costly litigation that could absorb significant management time, which could have a material adverse effect on the Company's business, operating results and financial condition. Such claims might require the Company to enter into royalty or license agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

        Year 2000 Compliance. The Company is aware of the issues associated with the programming code in existing computer systems as the millennium ("Year 2000") approaches. The Year 2000 problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. Systems that do not properly recognize date sensitive information when the year changes to 2000 could generate erroneous data or cause a system to fail. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. The Company believes that all of its existing products will be Year 2000 compliant by the end of fiscal 1998 and new products are being designed to be Year 2000 complaint. Although products have undergone, or will undergo, the Company's normal quality testing procedures, there can, however, be no assurance that the Company's products will contain all necessary date code changes. Any failure of the Company's products to perform, including system malfunctions due to the onset of the calendar year 2000, could result in claims against the Company, which could have a material adverse effect on the Company's business, financial condition or results of operations. Moreover, the Company's customers could choose to convert to other calendar year 2000 compliant products or to develop their own products in order to avoid such malfunctions, which could have a material adverse effect on the Company's business, financial condition and results of operations.

        The Company is also currently in the process of evaluating its information technology infrastructure for Year 2000 compliance. In the event that any of the Company's significant suppliers or customers does not successfully and timely achieve Year 2000 compliance, the Company's business or operations could be adversely affected. This could result in system failures or generation of erroneous information and could cause significant disruption to business activities. The Company is reviewing what actions are required to make all software systems used internally Year 2000 compliant as well as actions needed to mitigate vulnerability to problems with suppliers and other third parties' systems. Such actions include a review of vendor contracts and formal communication with suppliers to request certification that products are Year 2000 compliant. The Company is assessing the extent of the necessary modifications to its computer software, and management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer system improvements to be Year 2000 compliant. There can be no assurance that such measures will alleviate the Year 2000 problems which could have a material adverse effect upon the Company's business, operating results and financial condition.

        Risk of Software Defects; Product Liability. Software products as complex as those to be offered by the Company frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite product testing, the Company has in the past released products with defects, discovered software errors in certain of its new products after introduction and experienced delayed or lost revenue during the period required to correct these errors. The Company has regularly introduced, and the Company intends to continue to introduce, new products and enhancements to existing products. Despite testing by the Company and by current and potential customers, there can be no assurance that defects and errors will not be found in existing products or in new products, versions or enhancements after commencement of commercial shipments. Any such defects and errors could result in adverse customer reactions, negative publicity regarding the Company and its products, harm to the Company's reputation, loss of or delay in market acceptance or require expensive product changes, any of which could have a material adverse effect upon the Company's business, operating results and financial condition. Further, the Company could be subject to liability claims (for which it carries insurance, although such insurance may not be sufficient to fully protect the Company against losses relating to such claims) that could have a material adverse effect on the Company's business, operating results and financial condition.

        The Company derives an increasing amount of revenue from products licenses pursuant to "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. The Company's products will be generally used to manage data critical to organizations, and, as a result, the sale and support of products by the Company may entail the risk of product liability claims. Although the Company maintains errors and omissions product liability insurance, such insurance may not adequately compensate the Company for losses relating to such claims and a successful liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

        Risks Associated With International Operations. International revenue (from sales outside the United States and Canada) accounted for 19%, 28% and 23% of the Company's total revenues in 1997, 1996 and 1995, respectively. The Company believes that its future success depends upon continued expansion of its international operations. The Company currently has sales and service offices in the United States, Canada, Japan, the United Kingdom, Germany, France, Sweden and the Netherlands and has a product development group in India. The Company also has resellers in North America, Europe, Asia Pacific, South America and the Middle East. International expansion may require the Company to establish additional foreign offices, hire additional personnel and recruit additional international resellers. This may require significant management attention and financial resources and could adversely affect the Company's operating margins. To the extent the Company is unable to effect these additions efficiently and in a timely manner, its growth, if any, in international sales will be limited, and its business, operating results and financial condition could be materially and adversely affected. There can be no assurance that the Company will be able to maintain or increase international market demand for its products.

        As of December 31, 1997, the Company had 35 engineers employed by its Indian subsidiary located in Pune, India, who perform certain product development work. These international operations subject the Company to a number of risks inherent in developing products outside of the United States, including the potential loss of developed technology, imposition of governmental controls, export license requirements, restrictions on the export of critical technology, political and economic instability, trade restrictions, difficulties in managing international operations and lower levels of intellectual property protection. Furthermore, if the Company were required to discontinue its product development efforts in India, it would incur significantly higher operating expenses as a result of having to perform such development work in the United States.

        From time to time, the Company may engage in exchange rate hedging activities. Such activities have been insignificant to date. There can be no assurance that any hedging techniques implemented by the Company will be successful.

        The Company's international business also involves a number of additional risks, including lack of acceptance of localized products, cultural differences in the conduct of business, longer accounts receivable payment cycles, greater difficulty in accounts receivable collection, seasonality due to the slow-down in European business activity during the Company's third fiscal quarter, unexpected changes in regulatory requirements and royalty and withholding taxes that restrict the repatriation of earnings, tariffs and other trade barriers, and the burden of complying with a wide variety of foreign laws. The Company's international sales are generated primarily through its international sales subsidiaries and are denominated in local currency, creating a risk of foreign currency translation gains and losses. To the extent profit is generated or losses are incurred in foreign countries, the Company's effective income tax rate may be materially and adversely affected. In some markets, localization of the Company's products is essential to achieve market penetration. The Company may incur substantial costs and experience delays in localizing its products, and there can be no assurance that any localized product will ever generate significant revenue. There can be no assurance that any of the factors described herein will not have a material adverse effect on the Company's future international sales and operations and, consequently, its business, operating results and financial condition.

        Past and Future Acquisitions. The Company has made several acquisitions in the past, including the Merger with OpenVision. Acquisitions of companies, divisions of companies or products entail numerous risks, including difficulty in successfully integrating and assimilating acquired operations, diversion of management's attention and loss of key employees of acquired companies. Difficulties can arise with respect to the integration of product offerings and employees of acquired companies, including conflicts that may arise with respect to distribution strategies, coordination of geographically separated organizations, differences in corporate culture and integration of personnel with disparate business backgrounds. The integration and assimilation process can cause an interruption of, or a loss of momentum in, the activities of the Company's business. Failure to accomplish the effective integration of the Company's operations with those of an acquired company could adversely affect the revenues and operating results of the Company. In the past three years, the Company has made three acquisitions and one divestiture of a product line; the Company may make additional acquisitions or effect additional divestitures in the future. Products acquired by the Company in the past have required significant additional development, such as restructuring software code to support larger scale environments, porting products to additional operating system platforms, regression testing and improving network and device support, before they could be marketed and some failed to generate any revenue for the Company. No assurance can be given that the Company will not incur similar problems in future acquisitions. Any such problems could have a material adverse effect on the Company's business, operating results and financial condition. In addition, future acquisitions by the Company may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. These factors could have a material adverse effect on the Company's business, operating results and financial condition.

        Volatility of Common Stock Price. The market price for the Company's Common Stock is highly volatile. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating and financial results, announcements of technological innovations, new products, acquisitions or dispositions, new customer relationships or new strategic relationships by the Company or its competitors, changes in prices of the Company's or its competitors' products and services, changes in product mix, or changes in revenue and revenue growth rates for the Company. Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the markets in which the Company does business, or relating to the Company specifically, have resulted, and could in the future result, in an immediate and adverse effect on the market price of the Company's Common Stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many high-technology companies and that often have been unrelated or disproportionate to the operating performance of these companies. These fluctuations, as well as general economic, market and political conditions such as recessions or military conflicts, may adversely affect the market price of the Company's Common Stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                                          Three Months
                                                            Year Ended December 31,                      Ended March 31,
                                             1993        1994        1995        1996       1997              1998
                                           --------    --------    --------    --------   --------       ---------------

Ratio of earnings to fixed charges            --         --          2.3x       10.1x       13.1x              7.9x


The ratio of earnings to fixed charges is computed by dividing income (loss) before taxes plus fixed charges by fixed charges. Fixed charges consist of combined interest expense (including interest expense from capital leases) and the estimated portion of combined rental expense deemed by the Company to be representative of the interest factor of rental payments under operating leases. Earnings were not sufficient to cover fixed charges for the years ended December 31, 1994 and December 31, 1993 by approximately $15.1 million and $41.6 million, respectively.


                                 USE OF PROCEEDS

        The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders.


                                 DIVIDEND POLICY

        The Company has never paid any cash dividends on its stock and anticipates that, for the foreseeable future, it will continue to retain any earnings for use in the operation of its business and does not intend to pay dividends.

                          DESCRIPTION OF CAPITAL STOCK

        The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of Preferred Stock.

COMMON STOCK

        Subject to preferences that may apply to any Preferred Stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in the Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock and payment of other claims of creditors.

PREFERRED STOCK

        The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, preferences and rights of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders. The Board of Directors may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power of other rights of the holders of Common Stock. Thus, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

DELAWARE'S ANTI-TAKEOVER LAW

        The Company is subject to the provisions of Section 203 (the "Anti-Takeover Law") of the Delaware General Corporation Law (the "DGCL") which regulates corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on Nasdaq, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-Takeover Law.

REGISTRATION RIGHTS

        Warburg which beneficially owns approximately 8,158,300 shares of Common Stock, or approximately 17.4% of the total outstanding shares of Common Stock as of April 30, 1998 (after adjusting for a three-for-two stock split effected in the form of a stock dividend in May 1998), has certain "demand" rights to cause the Company to register under the Securities Act the sale of shares of the Company's Common Stock received by Warburg in connection with the Merger having an aggregate offering price (before deduction of underwriting discounts and commissions) of at least $5.0 million, subject to certain restrictions. The Company is required to effect up to two such "demand" registrations. The Company has the right to delay any such registration for up to 60 days under certain circumstances. The offering described in this Prospectus represents a demand registration by Warburg.

        In addition, Warburg has certain "piggyback" registration rights. If the Company proposes to register any of its securities under the Securities Act, other than a registration in connection with, among other things, the offering of debt securities by the Company, the Company's employee benefit plans or a merger or reorganization transaction, Warburg may require the Company to include all or a portion of its shares in such registration, subject to the right of the managing underwriter, if any, to limit the number of shares to be included by Warburg in such registration to not less than 35% of the total number of shares desired to be included in such registration.

        The registration rights of Warburg will expire at such time as all shares of Common Stock received by Warburg in the Merger may be resold in a three month period by Warburg pursuant to Rule 144 promulgated under the Securities Act.

        All expenses incurred in connection with the above registrations (other than the underwriters' and brokers' discounts and commissions and the fees of counsel for Warburg) will be borne by the Company.

TRANSFER AGENT AND REGISTRAR

        The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services LLC.

LISTING

        The Common Stock is quoted on the Nasdaq National Market under the trading symbol "VRTS."

                              SELLING STOCKHOLDERS

        The Shares offered hereby were originally issued by the Company to Warburg in the Merger pursuant to a registration statement on Form S-4 (Registration No. 333-23859). The Selling Stockholders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Shares.

        The following table sets forth information with respect to the Selling Stockholders with respect to the Shares that may be offered pursuant to this Prospectus. Such information has been obtained from the Selling Stockholders. Because each of the Selling Stockholders may offer all or some portion of the Shares set forth opposite their respective names below pursuant to this Prospectus, no estimate can be given as to the amount of the Shares that will be held by the Selling Stockholders upon termination of any such sales. Because each of the Selling Stockholders may acquire or dispose of shares of the Company's Common Stock (other than the Shares covered hereby) in transactions exempt from registration under the Securities Act, no estimate can be given as to the number of shares of the Company's Common Stock beneficially owned after the offering. Except as provided below, none of the Selling Stockholders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates.

        In connection with the Merger, Warburg entered into a Registration Rights Agreement and a Nomination Agreement with the Company. The terms of the Registration Rights Agreement grant Warburg certain rights to register the shares of the Company's Common Stock that Warburg received in the acquisition. The terms of the Nomination Agreement obligate the Company, in connection with each shareholder solicitation for the election of the Company's Board of Directors, to nominate two candidates for the Company's Board of Directors (one of which must not be a partner or employee of Warburg) while Warburg holds more than 15% of the outstanding Common Stock of the Company and to nominate one candidate for the Company's Board of Directors while Warburg holds more than 5%, but not more than 15%, of the outstanding Common Stock of the Company.

                                                   Shares Beneficially                                     Shares Beneficially
                                                 Owned Prior to Offering                                   Owned After Offering
                                              ----------------------------         Shares Being          -----------------------
Name(1)                                        Number(2)        Percent(3)          Offered(4)           Number       Percent(3)
-------                                       ----------        ----------         ------------          ------       ----------

Warburg, Pincus Investors, L.P.               8,158,300            17.4%             8,158,300             --             --

Warburg, Pincus & Co.                         1,631,225             3.5              1,631,225             --             --

Leeway & Co.                                    735,200             1.6                735,200             --             --

The Chase Manhattan Bank, N.A., as              735,200             1.6                735,200             --             --
Directed Trustee for the IBM Retirement
Plan Trust

Kingsway PT Limited Partnership,                735,200             1.6                735,200             --             --
Kingsway One PT Corporation, its
General Partner

New York State Common Retirement Fund           735,200             1.6                735,200             --             --

Mellon Bank N.A. as Trustee of the Bell         367,600              *                 367,600             --             --
Atlantic Master Trust

California Public Employees' Retirement         367,600              *                 367,600             --             --
System

California State Teachers' Retirement           367,600              *                 367,600             --             --
System

General Reinsurance Corp.                       220,560              *                 220,560             --             --

                                                   Shares Beneficially                                     Shares Beneficially
                                                 Owned Prior to Offering                                   Owned After Offering
                                              ----------------------------         Shares Being          -----------------------
Name(1)                                        Number(2)        Percent(3)          Offered(4)           Number       Percent(3)
-------                                       ----------        ----------         ------------          ------       ----------

Ameritech Pension Trust by State Street         183,800              *               183,800               --             --
Bank and Trust Company as Trustee

Bankers Trust Company as Trustee for            183,800              *               183,800               --             --
the GTE Service Corp. Plan for
Employees Pension

Shell Pension Trust                             183,800              *               183,800               --             --

The Sumitomo Trust and Banking Company,         183,800              *               183,800               --             --
Limited

Virginia Retirement System                      147,040              *               147,040               --             --

US Venture Pte. Ltd.                            110,280              *               110,280               --             --

PNC Venture Corp.                                98,149              *                98,149               --             --

Phemus Corporation                               91,900              *                91,900               --             --

Chase Manhattan Trust Company of                 91,900              *                91,900               --             --
California, N.A. Trustee of Ronald
Family Trust C

The Andrew W. Mellon Foundation                  73,520              *                73,520               --             --

E.M. Warburg, Pincus & Co., LLC                  73,520              *                73,520               --             --

Assur-Investissements                            55,140              *                55,140               --             --

The Trustees of the Cheyne Walk Trust            55,140              *                55,140               --             --

The Johns Hopkins University                     55,140              *                55,140               --             --

Howard Hughes Medical Institute                  55,140              *                55,140               --             --

Suprapart AG                                     45,950              *                45,950               --             --

Mellon Bank, N.A. as Master Trustee for          36,760              *                36,760               --             --
the Alcoa Master Trust

Chemical Investments, Inc.                       36,760              *                36,760               --             --

Grumman Corporation Pension Trust                36,760              *                36,760               --             --

Boston Safe Deposit and Trust Company,           36,760              *                36,760               --             --
solely in its capacity as Trustee for
Raytheon Company Master (as directed by
Raytheon Company)

United States Steel & Carnegie Pension           36,760              *                36,760               --             --
Fund

                                                   Shares Beneficially                                     Shares Beneficially
                                                 Owned Prior to Offering                                   Owned After Offering
                                              ----------------------------         Shares Being          -----------------------
Name(1)                                        Number(2)        Percent(3)          Offered(4)           Number       Percent(3)
-------                                       ----------        ----------         ------------          ------       ----------

Wells Fargo & Company                            36,760              *                  36,760             --             --

Other Selling Stockholders (36 persons          354,336              *                 354,336             --             --
or entities, each holding less than
30,000 shares, or 0.06%, of the
Company's Common Stock)

--------------------

    *   Less than 1%.

    (1) The address of each Selling Shareholder listed on the table is: c/o Warburg, Pincus Investors, L.P., 466 Lexington Avenue, New York, New York 10017.

    (2) As of April 30, 1998. Reflects information included in Schedules 13D and 13G that have been filed with the Commission by certain Selling Stockholders and information provided by Warburg.

    (3) Based on 46,852,218 outstanding as of April 30, 1998 (as adjusted for a three-for-two stock split effected in the form of a stock dividend in May 1998).

    (4) For each Selling Stockholder other than Warburg, represents the Selling Stockholder's beneficial ownership interests in the Shares by virtue of such person's ownership interest in Warburg.

                              PLAN OF DISTRIBUTION

        The Company will not receive any of the proceeds of the sale of the Shares offered hereby. The Shares may be sold directly by the Selling Stockholders (which term includes their transferees, pledgees, donees or their successors) from time to time. Alternatively, the Selling Stockholders may from time to time offer the Shares through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom they may act as agent. The Selling Stockholders and any such brokers, dealers or agents who participate in the distribution of the Shares may be deemed to be "underwriters," and any profits on the sale of the Shares by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Stockholders may be deemed to be underwriters, the Selling Stockholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        Warburg currently owns all of the Shares offered pursuant to this Prospectus. From time to time, Warburg may decide to distribute a portion or all of the Shares to the other Selling Stockholders in connection with a partnership distribution. Warburg and/or such other Selling Stockholders may use this Prospectus to offer the Shares.

        The Shares offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Shares may be sold by one or more of the following methods, without limitation:
(a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of such exchange; (e) face-to-face transactions between sellers and purchasers without a broker-dealer; (f) through the writing of options; and (g) other. At any time a particular offer of the Shares is made, a revised Prospectus or Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, concessions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Shares. In addition, the Shares covered by this Prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this Prospectus.

        To the knowledge of the Company, there are currently no plans, arrangements or understandings between any Selling Stockholders and any broker, dealer, agent or underwriter regarding the sale of the Shares by the Selling Stockholders. There is no assurance that any Selling Stockholder will sell any or all of the Shares offered by it hereunder or that any such Selling Stockholder will not transfer, devise or gift such Shares by other means not described herein.

        The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders and any other such person. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Shares to engage in market-making activities with respect to the particular Shares being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.

        Pursuant to the Registration Rights Agreement entered into in connection with the offer and sale of the Notes by the Company, each of the Company and the Selling Stockholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

        The Company has agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Shares to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

        The Company has agreed to use its best efforts to keep the Registration Statement, of which this Prospectus constitutes a part, effective until the earlier of (i) the date on which the Selling Shareholders can sell all the Shares pursuant to Rule 144 of the Security Act or (ii) when all of the Shares offered hereby have been resold. There can be no assurance that any of the Selling Stockholders will sell any or all of the shares of Common Stock offered hereby.


                                  LEGAL MATTERS

The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Fenwick & West LLP, Two Palo Alto Square, Suite 800, Palo Alto, California 94306.


                                     EXPERTS

        The consolidated financial statements and schedule of VERITAS Software Corporation appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

================================================================================






                          VERITAS SOFTWARE CORPORATION







                               8,158,300 Shares of
                                  Common Stock







                              --------------------

                                   PROSPECTUS

                              --------------------








================================================================================